GRAND TOYS INTERNATIONAL LIMITED

CONTACT:

Room UG 202, Floor UG2, Chinachem Plaza

David J. Fremed

77 Mody Road, Tsimshatsui East,

Chief Financial Officer

Kowloon,

Hong Kong

E-mail : davidfremed@grand.com

(NASDAQ: GRIN)

www.grand.com

FOR IMMEDIATE RELEASE

GRAND TOYS ANNOUNCES DELAY IN FILING DECEMBER 31, 2005 ANNUAL REPORT

Hong Kong – July 17, 2006 – Grand Toys International Limited (NASDAQ: GRIN) today announced that the release of its financial results for the year ended December 31, 2005 and the filing of its Annual Report on Form 20-F will be delayed.

On July 1, 2006, Grand disclosed that, as a result of the acquisitions in December 2005 of Hua Yang Holdings Company Limited and Kord Holdings, Inc., which were under common control with Grand, Grand is required to restate its financial statements back to the date of common control as if Hua Yang and Kord were part of Grand on May 24, 2004 and June 30, 2004, the respective dates that ownership of Hua Yang and Kord was acquired by Grand’s controlling shareholder.  Due to the complexity of the restatement, Deloitte Touche Tohmatsu, the registrant’s independent accounting firm, has not completed its audit of the registrant’s restated financial statements.

Grand does not expect the delay in filing its Annual Report on Form 20-F to be lengthy.

About Grand Toys International Limited:  Grand Toys International Limited is a newly reorganized International company resulting from the acquisition of Playwell International Limited in August 2004, International Playthings, Inc. in March 2005 and Hua Yang Holdings Co., Ltd. and Kord Holdings, Inc. in December 2005.  Grand Toys, through its Hong Kong, US and Canadian operating subsidiaries, develops, manufactures and distributes toy and toy related products throughout the world; prints and assembles books and specialty packaging; and develops, manufactures and distributes party goods.  Grand Toys’ operating subsidiaries have been in continuous operation for up to 45 years.  Grand Toys’ strategy is to grow by expanding its proprietary products, adding licenses and acquiring complementary companies.  Grand Toys’ goal is to become a leading manufacturer, developer, and marketer of toy and toy related products throughout the world.  (Nasdaq: GRIN) www.grand.com, also www.intplay.com, www.huayangprinting.com and www.kordparty.com.

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Grand Toys International, Inc.

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on Grand Toys management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand Toys as of the date of the press release, and it assumes no obligation to update or alter its forward- looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC.

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